SUPPLEMENTARY MATERIAL FOR FINANCIAL RESULTS FOR THE 12 MONTHS ENDED
                          MARCH 31, 2007 (CONSOLIDATED)




                                                                                                                 (U.S. GAAP)
------------------------------------------------------------------------------------------------------------------------------------
                   FY2006                                           FY2007                                                   FY2008
                 --------------------------------------            -----------------------------------------               Prospects
                                     (Note 1)  (Note 1)   FY2006                          (Note 1)  (Note 1)   FY2007        ending
                             ----------------            12 mos.                 -----------------            12 mos.         March
                   1st Half     3Q      4Q     2nd Half   ended     1st Half       3Q        4Q     2nd Half   ended           31,
                                                        March 31,                                             March 31,       2008
                                                          2006                                                  2007
-------------------------------------------------------------------------------------------------------------------------- ---------
Vehicle
Production

(thousands of
units)              3,701    1,914    2,096     4,010      7,711      3,957      2,092      2,131      4,223       8,180
-------------------------------------------------------------------------------------------------------------------------- --------
  (Japan) -
  including
  Daihatsu &
  Hino              2,191    1,177    1,316     2,493      4,684      2,450      1,319      1,331      2,650       5,100
    [Daihatsu]     [  344] [   188] [   189] [    377] [     721]  [    394] [     208] [     213] [     421] [      815]
    [Hino]         [   49] [    25] [    26] [     51] [     100]  [     52] [      22] [      26] [      48] [      100]
  ------------------------------------------------------------------------------------------------------------------------ --------
  (Overseas) -
  including
  Daihatsu & Hino   1,510      737      780     1,517      3,027      1,507        773        800      1,573       3,080
    [Daihatsu]     [   25] [     9] [     8] [     17] [      42]  [     13] [      13] [      14] [      27] [       40]
    [Hino]         [    -] [     -] [     -] [      -] [       -]  [      -] [       -] [       -] [       -] [        -]
    ---------------------------------------------------------------------------------------------------------------------- --------
    North America     609      285      307       592      1,201        590        286        329        615       1,205
    ---------------------------------------------------------------------------------------------------------------------- --------
       Europe         299      147      177       324        623        349        183        177        360         709
    ---------------------------------------------------------------------------------------------------------------------- --------
        Asia          416      217      203       420        836        373        194        188        382         755
    ---------------------------------------------------------------------------------------------------------------------- --------
    Latin America      63       30       29        59        122         77         37         33         70         147
    ---------------------------------------------------------------------------------------------------------------------- --------
       Oceania         58       27       28        55        113         51         33         33         66         117
    ---------------------------------------------------------------------------------------------------------------------- --------
       Africa          65       31       36        67        132         67         40         40         80         147
-------------------------------------------------------------------------------------------------------------------------- --------
Vehicle Sales
(thousands of
units)              3,833    1,980    2,161     4,141      7,974      4,145      2,155      2,224      4,379       8,524     8,890
-------------------------------------------------------------------------------------------------------------------------- --------
  (Japan) -
  including
  Daihatsu & Hino   1,086      571      707     1,278      2,364      1,073        541        659      1,200       2,273     2,320
    [Daihatsu]     [  265] [   130] [   169] [    299] [     564]  [    276] [     132] [     179] [     311] [      587]  [   580]
    [Hino]         [   26] [    14] [    16] [     30] [      56]  [     28] [      10] [      13] [      23] [       51]  [    40]
  ------------------------------------------------------------------------------------------------------------------------ --------
  (Overseas) -
  including
  Daihatsu & Hino   2,747    1,409    1,454     2,863      5,610      3,072      1,614      1,565      3,179       6,251     6,570
    [Daihatsu]     [   80] [    36] [    32] [     68] [     148]  [     85] [      50] [      49] [      99] [      184]  [   210]
    [Hino]         [   23] [    11] [    12] [     23] [      46]  [     24] [      12] [      14] [      26] [       50]  [    60]
    ---------------------------------------------------------------------------------------------------------------------- --------
    North America   1,245      643      668     1,311      2,556      1,464        764        714      1,478       2,942     2,990
    ---------------------------------------------------------------------------------------------------------------------- --------
       Europe         498      246      279       525      1,023        589        306        329        635       1,224     1,270
    ---------------------------------------------------------------------------------------------------------------------- --------
        Asia          448      217      215       432        880        382        204        203        407         789       890
    ---------------------------------------------------------------------------------------------------------------------- --------
    Latin America     124       59       50       109        233        142         79         63        142         284       320
    ---------------------------------------------------------------------------------------------------------------------- --------
       Oceania        129       59       63       122        251        131         68         69        137         268       280
    ---------------------------------------------------------------------------------------------------------------------- --------
       Africa         126       63       64       127        253        145         84         75        159         304       330
    ---------------------------------------------------------------------------------------------------------------------- --------
     Middle East      173      120      113       233        406        216        107        110        217         433       490
    ---------------------------------------------------------------------------------------------------------------------- --------
       Others           4        2        2         4          8          3          2          2          4           7
-------------------------------------------------------------------------------------------------------------------------- --------
Total Retail
Unit Sales
(thousands of
units)              4,093    2,007    2,152     4,159      8,252      4,460      2,200      2,345      4,545       9,005
-----------------------------------------------------------------------------------------------------------------------------------
Housing Sales
(units)             2,274    1,307    1,944     3,251      5,525      2,593      1,352      1,862      3,214       5,807
-----------------------------------------------------------------------------------------------------------------------------------

                                SUPPLEMENTARY MATERIAL FOR FINANCIAL RESULTS FOR THE 12 MONTHS ENDED
                                                    MARCH 31, 2007 (CONSOLIDATED)
                                                                                                                 (U.S. GAAP)
------------------------------------------------------------------------------------------------------------------------------------
                   FY2006                                           FY2007                                                   FY2008
                 --------------------------------------            -----------------------------------------               Prospects
                                     (Note 1)  (Note 1)   FY2006                          (Note 1)  (Note 1)   FY2007        ending
                             ----------------            12 mos.                 -----------------            12 mos.         March
                   1st Half     3Q      4Q     2nd Half   ended     1st Half       3Q        4Q     2nd Half   ended           31,
                                                        March 31,                                             March 31,       2008
                                                          2006                                                  2007
-------------------------------------------------------------------------------------------------------------------------- ---------
Foreign Exchange Rate                                                                                                    as premise:

 Yen to US Dollar
 Rate                 110      117      117       117        113        115        118        119        119         117       115
 ------------------------------------------------------------------------------------------------------------------------- --------
 Yen to Euro Rate     136      139      141       140        138        146        152        156        154         150       150
-------------------------------------------------------------------------------------------------------------------------- --------
Market Share
(Japan)                                                                                                                     approxi-
                                                                                                                            mately
  Toyota
  (excluding
  Mini-cars) (%)     42.8     46.2     45.4      45.7       44.3       44.7       47.5       46.2       46.8        45.8       46%
  ------------------------------------------------------------------------------------------------------------------------ --------
  Toyota,
  Daihatsu
  and Hino
 (including
  Mini-cars) (%)     39.8     42.5                          40.9       40.7       42.3                              41.5
-------------------------------------------------------------------------------------------------------------------------- --------
Number of
Employees          278,622                                285,977    295,992                                      299,394
                                                                                                                 (Note 2)
-------------------------------------------------------------------------------------------------------------------------- --------
Net Sales
(billions of yen)  9,953.1  5,333.3  5,750.5  11,083.8   21,036.9   11,471.8    6,146.5    6,329.7  12,476.2     23,948.0  25,000.0
-------------------------------------------------------------------------------------------------------------------------- --------
  Geographical
  Segment
  ------------------------------------------------------------------------------------------------------------------------ --------
        Japan     6,032.9  3,375.8  3,702.8   7,078.6   13,111.5    7,010.3    3,806.2    3,998.8    7,805.0    14,815.3
    ---------------------------------------------------------------------------------------------------------------------- --------
    North America 3,627.3  2,027.0  2,033.6   4,060.6    7,687.9    4,344.6    2,378.1    2,307.0    4,685.1     9,029.7
    ---------------------------------------------------------------------------------------------------------------------- --------
        Europe    1,300.8    666.6    760.0   1,426.6    2,727.4    1,682.6      883.7      975.8    1,859.5     3,542.1
    ---------------------------------------------------------------------------------------------------------------------- --------
        Asia        997.0    501.0    544.8   1,045.8    2,042.8    1,024.7      561.9      639.0    1,200.9     2,225.6
    ---------------------------------------------------------------------------------------------------------------------- --------
        Others      760.1    416.4    425.2     841.6    1,601.7      968.5      511.1      443.1      954.2     1,922.7
    ---------------------------------------------------------------------------------------------------------------------- --------
     Elimination -2,765.0 -1,653.5 -1,715.9  -3,369.4   -6,134.4   -3,558.9   -1,994.5   -2,034.0   -4,028.5    -7,587.4
 ------------------------------------------------------------------------------------------------------------------------- --------
 Business Segment
 ------------------------------------------------------------------------------------------------------------------------- --------
      Automotive   9144.5  4,900.0  5,293.6  10,193.6   19,338.1   10,484.2    5,665.7    5,778.1   11,443.8    21,928.0
    ---------------------------------------------------------------------------------------------------------------------- --------
    Financial
    Services        462.0    262.0    272.9     534.9      996.9      599.4      334.3      366.8      701.1     1,300.5
    ---------------------------------------------------------------------------------------------------------------------- --------
      All Other     535.9    289.9    364.5     654.4    1,190.3      642.2      310.5      371.0      681.5     1,323.7
    ---------------------------------------------------------------------------------------------------------------------- --------
     Elimination   -189.3   -118.6   -180.5    -299.1     -488.4     -254.0     -164.0     -186.2     -350.2      -604.2
-------------------------------------------------------------------------------------------------------------------------- --------
Operating Income
(billions of yen)   809.4    482.2    586.7   1,068.9    1,878.3    1,093.4      574.7      570.5    1,145.2     2,238.6   2,250.0
  (Operating
  Income
  Ratio) (%)       (  8.1) (   9.0) (  10.2) (    9.6) (     8.9)  (    9.5) (     9.4) (     9.0) (     9.2) (      9.3)  (   9.0)
  ------------------------------------------------------------------------------------------------------------------------ --------
  Geographical
  Segment
  ------------------------------------------------------------------------------------------------------------------------ --------
        Japan       385.9    281.1    408.9     690.0    1,075.9      684.4      383.5      389.3      772.8     1,457.2
    ---------------------------------------------------------------------------------------------------------------------- --------
    North America   268.5    127.8     99.3     227.1      495.6      250.5       99.1      100.0      199.1       449.6
    ---------------------------------------------------------------------------------------------------------------------- --------
        Europe       40.1     26.6     27.2      53.8       93.9       66.0       34.8       36.5       71.3       137.3
    ---------------------------------------------------------------------------------------------------------------------- --------
         Asia        75.4     38.6     31.5      70.1      145.5       61.3       28.1       28.2       56.3       117.6
    ---------------------------------------------------------------------------------------------------------------------- --------
        Others       36.2     14.7     16.3      31.0       67.2       36.1       31.0       16.4       47.4        83.5
    ---------------------------------------------------------------------------------------------------------------------- --------
     Elimination      3.3     -6.6      3.5      -3.1        0.2       -4.9       -1.8        0.1       -1.7        -6.6
 ------------------------------------------------------------------------------------------------------------------------- --------
 Business Segment
 ------------------------------------------------------------------------------------------------------------------------- --------
       Automotive   721.3    427.3    545.4     972.7    1,694.0      992.1      524.1      522.6    1,046.7     2,038.8
    ---------------------------------------------------------------------------------------------------------------------- --------
     Financial
     Services        83.5     46.8     25.5      72.3      155.8       79.9       41.3       37.3       78.6       158.5
    ---------------------------------------------------------------------------------------------------------------------- --------
        All Other     9.8     11.5     18.4      29.9       39.7       21.0        8.1       10.5       18.6        39.6
    ---------------------------------------------------------------------------------------------------------------------- --------
      Elimination    -5.2     -3.4     -2.6      -6.0      -11.2        0.4        1.2        0.1        1.3         1.7
-------------------------------------------------------------------------------------------------------------------------- --------
Income before
taxes
(billions of yen)   855.9    639.9    591.5   1,231.4    2,087.3    1,166.1      615.9      600.5    1,216.4     2,382.5   2,400.0
 (Income before
 taxes Ratio) (%)  (  8.6) (  12.0) (  10.3) (   11.1) (     9.9)  (   10.2) (    10.0) (     9.5) (     9.7) (      9.9)  (   9.6)
-------------------------------------------------------------------------------------------------------------------------- --------
Equity in
Earnings
of Affiliated
Companies

(billions of yen)    70.7     45.8     47.8      93.6      164.3       89.4       66.1       54.0      120.1       209.5
-------------------------------------------------------------------------------------------------------------------------- --------
Net Income
(billions of yen)   570.5    397.5    404.1     801.6    1,372.1      777.2      426.7      440.1      866.8     1,644.0   1,650.0
  (Net Income
  Ratio) (%)       (  5.7) (   7.5) (   7.0) (    7.2) (     6.5)  (    6.8) (     6.9) (     7.0) (     6.9) (      6.9)  (   6.6)
-------------------------------------------------------------------------------------------------------------------------- --------

                                SUPPLEMENTARY MATERIAL FOR FINANCIAL RESULTS FOR THE 12 MONTHS ENDED
                                                    MARCH 31, 2007 (CONSOLIDATED)
                                                                                                                 (U.S. GAAP)
-------------------------------------------------------------------------------------------------------------------------- ---------
                   FY2006                                           FY2007                                                   FY2008
                 --------------------------------------            -----------------------------------------               Prospects
                                     (Note 1)  (Note 1)   FY2006                          (Note 1)  (Note 1)   FY2007        ending
                             ----------------            12 mos.                 -----------------            12 mos.         March
                   1st Half     3Q      4Q     2nd Half   ended     1st Half       3Q        4Q     2nd Half   ended           31,
                                                        March 31,                                             March 31,       2008
                                                          2006                                                  2007
-------------------------------------------------------------------------------------------------------------------------- ---------
Research &
Development
(billions of yen)   373.1    211.4    228.1     439.5      812.6      393.2      229.0      268.5      497.5       890.7     940.0
-------------------------------------------------------------------------------------------------------------------------- --------
Depreciation        400.9    236.2    254.3     490.5      891.4      455.2      233.2      258.6      491.8       947.0   1,020.0
(billions of yen)                                                                                                (Note 3)
-------------------------------------------------------------------------------------------------------------------------- --------
  Geographical
  Segment
  ------------------------------------------------------------------------------------------------------------------------ --------
        Japan       248.1    150.9    169.9     320.8      568.9      295.1      142.2      155.2      297.4       592.5     630.0
    ---------------------------------------------------------------------------------------------------------------------- --------
    North America    77.7     46.2     41.2      87.4      165.1       74.3       43.9       47.1       91.0       165.3     190.0
    ---------------------------------------------------------------------------------------------------------------------- --------
        Europe       37.9     18.5     19.5      38.0       75.9       42.5       22.2       24.8       47.0        89.5      90.0
    ---------------------------------------------------------------------------------------------------------------------- --------
         Asia        21.9     11.9     14.2      26.1       48.0       27.2       15.5       19.2       34.7        61.9      65.0
    ---------------------------------------------------------------------------------------------------------------------- --------
        Others       15.3      8.7      9.5      18.2       33.5       16.1        9.4       12.3       21.7        37.8      45.0
-------------------------------------------------------------------------------------------------------------------------- --------
Capital
Expenditures        695.8    365.0    468.0     833.0    1,528.8      671.8      325.9      484.9      810.8     1,482.6   1,500.0
(billions of yen)                                                                                                (Note 3)
-------------------------------------------------------------------------------------------------------------------------- --------
  Geographical
  Segment
  ------------------------------------------------------------------------------------------------------------------------ --------
        Japan       443.3    208.5    257.5     466.0      909.3      341.8      173.1      300.4      473.5       815.3     800.0
    ---------------------------------------------------------------------------------------------------------------------- --------
    North America   110.1     67.9     92.3     160.2      270.3      169.7       67.9       81.7      149.6       319.3     400.0
    ---------------------------------------------------------------------------------------------------------------------- --------
        Europe       62.5     31.4     36.6      68.0      130.5       47.4       26.3       46.0       72.3       119.7     110.0
    ---------------------------------------------------------------------------------------------------------------------- --------
         Asia        58.3     34.5     39.1      73.6      131.9       76.4       35.9       29.3       65.2       141.6     110.0
    ---------------------------------------------------------------------------------------------------------------------- --------
        Others       21.6     22.7     42.5      65.2       86.8       36.5       22.7       27.5       50.2        86.7      80.0
-------------------------------------------------------------------------------------------------------------------------- --------
Total Liquid
Assets            3,697.7                                3,830.8    4,023.3                                      4,264.0
(billions of yen)                                                                                                (Note 4)
-------------------------------------------------------------------------------------------------------------------------- --------
Free Cash Flow      324.7                                  349.0      522.3                                      1,003.4
(billions of yen)                                                                                                (Note 5)
-------------------------------------------------------------------------------------------------------------------------- --------
Total Assets     26,257.5 27,545.1                      28,731.5   30,047.8   31,016.8                          32,574.7
(billions of yen)
-------------------------------------------------------------------------------------------------------------------------- --------
Shareholders'
Equity            9,692.7 10,194.4                      10,560.4   10,994.5   11,270.7                          11,836.1
(billions of yen)
-------------------------------------------------------------------------------------------------------------------------- --------
Return on
Equity(%)            12.2     16.0                          14.0       14.4       15.3                              14.7
-------------------------------------------------------------------------------------------------------------------------- --------
Return on
Asset (%)             4.5      5.9                           5.2        5.3        5.6                               5.4
-------------------------------------------------------------------------------------------------------------------------- --------

-------------------------------------------------------------------------------------------------------------------------- --------
Number of
Consolidated
Subsidiaries          529                                    523        528                                          522
-------------------------------------------------------------------------------------------------------------------------- --------
Number of
Affiliates
Accounted for
Under the
Equity Method          57                                     56         56                                           56
-------------------------------------------------------------------------------------------------------------------------- --------

-------------------------------------------------------------------------------------------------------------------------
                       Contributing Factors to Operating Income
-------------------------------------------------------------------------------------------------------------------------
          FY2007 (billions of yen, approximately)                              Consolidated             Unconsolidated
-------------------------------------------------------------------------------------------------------------------------
Marketing Efforts                                                                 330.0                     160.0
-------------------------------------------------------------------------------------------------------------------------
Cost Reduction Efforts                                                            100.0                      70.0
  From Engineering                                                                 40.0                      40.0
  From Manufacturing and Logistics                                                 60.0                      30.0
-------------------------------------------------------------------------------------------------------------------------
Effects of Changes in Exchange Rates                                              290.0                     260.0
-------------------------------------------------------------------------------------------------------------------------
Increases in Expenses                                                             359.7                     187.0
-------------------------------------------------------------------------------------------------------------------------

(Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY - 1st Half , 4Q = 2nd Half - 3Q
(Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
(Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
(Note 4) Excluding financial subsidiaries
(Note 5) Calculation:  Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)
(Note 6) Calculation: (Dividend payout + Value of shares canceled) / Net income


Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;
(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.